Exhibit 99.4

[FORM OF BROKER LETTER TO CLIENTS]

To Our Clients:

We are sending you this letter because we hold shares of Occam Networks, Inc., a Delaware corporation (“Occam”), Common Stock for you. Enclosed for your consideration is a Prospectus, dated [            ], 2005 (the (“Prospectus”), and a Beneficial Owner Election Form relating to the offering by Occam of subscription rights distributed to the holders of record of its Common Stock as of the close of business on [            ], 2005, the record date. The subscription rights are described in detail in the Prospectus. You should carefully review the Prospectus and other materials enclosed as this letter does not contain a complete summary of the rights offering.

In connection with the rights offering, holders of Occam Common Stock as of the record date have been granted subscription rights. Each subscription right entitles the holder to subscribe for and purchase one share of Series A-2 Preferred Stock at the subscription price of $10.00 per whole share of Series A-2 Preferred Stock. Each stockholder of record as of the record date was granted one basic subscription right for each approximately 109 shares of Common Stock the stockholder owned on the record date, provided that if the stockholder did not hold of record at least 10,870 shares of Common Stock as of the record date, the number of such stockholder’s subscription rights was fixed at 100. In no event may any stockholder subscribe for and purchase less than 100 shares of Series A-2 Preferred Stock, representing a minimum subscription price of $1,000.

The Subscription Rights Certificates and underlying subscription rights are not transferable. The subscription rights expire, if not exercised, at 5:00 p.m., New York City time, on [            ], 2005 (the “Expiration Time”), unless Occam extends the rights offering in its sole discretion. Occam also may withdraw or amend the subscription rights or rights offering at any time prior to the Expiration Time. Should you exercise your rights, your exercise will not be revocable by you.

Only we, as registered holder of the subscription rights, may exercise the subscription rights. Accordingly, we request instructions as to whether you wish for us to elect to subscribe for any shares of the Series A-2 Preferred Stock on your behalf in connection with the rights offering pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus. If you wish to have us exercise subscription rights, please promptly so instruct us by completing, executing and returning to us the Beneficial Owner Election Form included with this letter.

Your instructions to us should be forwarded as promptly as possible in order to permit us to timely exercise the subscription rights on your behalf in accordance with the provisions of the rights offering. The Rights Offering will expire at the Expiration Time. The exercise of your subscription rights may not be revoked.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO                     , THE INFORMATION AGENT FOR THE RIGHTS OFFERING, AT                      TOLL-FREE FOR SHAREHOLDERS AND                      FOR BANKS AND BROKERAGE FIRMS.